Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to Shareholders or any other persons to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

PROPOSED CHANGE OF DOMICILE

PROPOSED CHANGE OF DOMICILE

The Board proposes the Company to apply to the Companies Registry for re-domiciliation from the Cayman Islands to Hong Kong in accordance with the “The Companies (Amendment) (No. 2) Ordinance 2025” under the Laws of Hong Kong, and apply for deregistration in the Cayman Islands after obtaining certificate of re-domiciliation from the Companies Registry.

In connection with the Change of Domicile, the Board will subsequently further propose to adopt the New Articles of Association in compliance with the Laws of Hong Kong to replace the Existing Memorandum and Articles when the details are available. The Company will make further announcement(s) for details on such proposal and such other proposal ancillary to the Change of Domicile in due course as and when appropriate.

GENERAL

The Change of Domicile and the Adoption of the New Articles of Association are subject to the approval of the Shareholders. Given that the Circular shall comply with the relevant legal procedures and regulations under the Laws of the Cayman Islands and the Laws of Hong Kong, and extra time is required for the Company to have such legal or regulatory consultations and opinions in the relevant jurisdictions. The Company will make further announcement(s) to inform the Shareholders and potential investors of the Company as soon as practicable, when there is a more solid development based on the actual progress of such regulatory consultations and more accurate details are available. When materialised, the Company will convene the EGM to consider and approve, among others, the Change of Domicile and the incidental matters, including but not limited to the Adoption of the New Articles of Association.

Shareholders and potential investors of the Company should note that the Change of Domicile will only be proceeded after the fulfillment of the conditions set out in the section headed “CONDITIONS OF THE CHANGE OF DOMICILE” in this announcement. Therefore, the Change of Domicile may or may not proceed.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company. If there are any doubts, please consult your professional advisers.

PROPOSED CHANGE OF DOMICILE

The Board proposes the Company to apply to the Companies Registry for re-domiciliation from the Cayman Islands to Hong Kong in accordance with the “The Companies (Amendment) (No. 2) Ordinance 2025” under the Laws of Hong Kong, and apply for deregistration in the Cayman Islands after obtaining certificate of re-domiciliation from the Companies Registry.

In connection with the Change of Domicile, the Board will subsequently further propose to adopt the New Articles of Association in compliance with the Laws of Hong Kong to replace the Existing Memorandum and Articles when the details are available. The Company will make further announcement(s) for details on such proposal and such other proposal ancillary to the Change of Domicile in due course as and when appropriate.

CONDITIONS OF THE CHANGE OF DOMICILE

The Change of Domicile is conditional upon:

(i)	the passing of special resolutions by the Shareholders at the EGM to approve the Change of Domicile and the Adoption of the New Articles of Association;

(ii)	the compliance with the relevant requirements under the Listing Rules and the relevant legal procedures and requirements under the Laws of the Cayman Islands and the Laws of Hong Kong in respect of the Change of Domicile; and

(iii)	the obtaining of all necessary approvals from the relevant regulatory authorities or otherwise as may be required in respect of the Change of Domicile (including but not limited to receiving the certificate of re-domiciliation issued by the Companies Registry).

EFFECT OF THE CHANGE OF DOMICILE

Other than the expenses to be incurred, the Change of Domicile will not alter the underlying assets, investments, management or financial position of the Company nor the proportionate interests of the Shareholders. The Change of Domicile will not affect the operations of the Group in any significant way.

The Change of Domicile does not have the effect of creating a new legal entity and will not affect the business continuity of the Company. In general, a Re-domiciled Company will be regarded as a company incorporated in Hong Kong. When the Company becomes a Re-domiciled Company, a registered office will be established in Hong Kong in accordance with the Laws of Hong Kong.

Besides, the Change of Domicile will not involve the withdrawal of the listing of the Shares, any issue of new Shares, any transfer of assets of the Company or any change in the existing shareholding of the Company. Implementation of the Change of Domicile will not affect the listing status of the Company on the Stock Exchange.

The existing share certificates for the Shares will continue to be valid and effective as documents of title and for trading and settlement purpose after the Change of Domicile becomes effective. In general, unless otherwise specified, the existing share certificate(s) held by the Shareholders is/are not required to be exchanged for new share certificate(s).

REASONS FOR THE CHANGE OF DOMICILE

The considerations for the decision of the Change of Domicile include:

(i)	the government of Hong Kong has introduced a company re-domiciliation regime, which took effect on 23 May 2025 and aimed to provide a simple, accessible and cost-effective route for non-Hong Kong corporations to re-domicile to Hong Kong while maintaining their legal identity as a body corporate and ensuring business continuity. As the Company has been listed on the Main Board of the Stock Exchange with a principal place of business in Hong Kong, after the Change of Domicile, it can reduce the complexity of multinational compliance, streamline the legal entity structure, and effectively lower the costs associated with compliance in multiple jurisdictions;

(ii)	the tradition of rule of law of Hong Kong emphasizes on fairness, consistency, and independent judiciary, which fosters a stable and predictable environment for running business in Hong Kong. Hong Kong is renowned as a global business and financial hub for the ease of doing business underpinned by a strong tradition of rule of law. Its open and efficient company governance regime, simple taxation system, world-class professional services and strategic geographical location have made it an international hub which attracts companies such as the Company to change of domicile to Hong Kong; and

(iii)	the Change of Domicile is an important initiative for the Company to further establish its presence in Hong Kong, which can enhance local and international investors’ confidence in the Company and facilitate communication between the Company and the investors.

In light of the above reasons, the Board believes that the Change of Domicile is beneficial to and in the interests of the Company and the Shareholders as a whole.

GENERAL

The Change of Domicile and the Adoption of the New Articles of Association are subject to the approval of the Shareholders. Given that the Circular shall comply with the relevant legal procedures and regulations under the Laws of the Cayman Islands and the Laws of Hong Kong, extra time is required for the Company to have such legal or regulatory consultations and opinions in the relevant jurisdictions. The Company will make further announcement(s) to inform the Shareholders and potential investors of the Company as soon as practicable, when there is a more solid development based on the actual progress of such regulatory consultations and more accurate details are available. When materialised, the Company will convene the EGM to consider and approve, among others, the Change of Domicile and the incidental matters, including but not limited to the Adoption of the New Articles of Association.

WARNING

Shareholders and potential investors of the Company should note that the Change of Domicile will only be proceeded after the fulfillment of the conditions set out in the section headed “CONDITIONS OF THE CHANGE OF DOMICILE” in this announcement. Therefore, the Change of Domicile may or may not proceed.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company. If there are any doubts, please consult your professional advisers.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Adoption of the New Articles of Association”	subject to the consideration and approval by the Board, the proposed adoption of the New Articles of Association by the Company in due course in compliance with the Laws of Hong Kong to replace the Existing Memorandum and Articles

“Board”	the board of Directors

“Change of Domicile”

the proposed change of domicile of the Company from the Cayman Islands to Hong Kong by way of application to the Companies Registry for re-domiciliation to Hong Kong in accordance with “The Companies (Amendment) (No. 2) Ordinance 2025” under the laws of Hong Kong, and proposed deregistration in the Cayman Islands

“Circular”	the circular to be despatched to the Shareholders containing, among other things, details of (i) the Change of Domicile; (ii) the Adoption of the New Articles of Association; and (iii) the notice of the EGM

“Companies Ordinance”	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong)

“Companies Registry”	the Companies Registry in Hong Kong

“Company”	Graphex Group Limited, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Main Board of the Stock Exchange under stock code: 6128

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting to be convened by the Company to consider and approve the Change of Domicile and the incidental matters, including the Adoption of the New Articles of Association

“Existing Memorandum and Articles”	the Amended and Restated Memorandum and Articles of Association of the Company adopted on 24 March 2022

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“New Articles of Association”	subject to the approval by the Shareholders at the EGM, the new articles of association of the Company proposed to be adopted by the Company, effective upon the date of issuance of the certificate of re-domiciliation by the Companies Registry

“PRC”	the People’s Republic of China

“Re-domiciled Company”	company which has been registered under s.820C of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and received the certificate of re-domiciliation issued by the Companies Registry

“Share(s)”	ordinary share(s) of HK$0.05 each in the share capital of the Company

“Shareholder(s)”	holder(s) of the issued Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board Graphex Group Limited Lau Hing Tat Patrick Chairman

Hong Kong, 4 May 2026

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross, Mr. Qiu Bin and Mr. Zhao Aiyong; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Mr. Liu Kwong Sang and Mr. Ren Chunyu.

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